                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   093698 10 8
                                 (CUSIP Number)

                                November 26, 2007
             (Date of Event Which Required Filing of this Statement)

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

               *The  remainder  of this  cover  page  shall be filled  out for a reporting  person's  initial  filing on this form with respect to the subject class of securities, and for any subsequent amendment containing  information which would alter disclosures provided in a prior cover page.

               The  information  required  on the  remainder  of this cover page shall not be deemed to be "filed"  for the  purpose of Section 18 of the  Securities  Exchange  Act of 1934  ("Act")  or  otherwise subject to the  liabilities  of that section of the Act but shall be subject to all other  provisions of the Act (however,  see the
               Notes).

CUSIP No. - 093698 10 8

1        NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert J. Palle, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/
         N/A

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5 SOLE VOTING POWER  1,137,565  shares of Common Stock  (includes options  to  purchase  31,666  shares  of Common  Stock  that are exercisable within 60 days)

6        SHARED VOTING POWER
               200,000 shares of Common Stock (represents shares of Common Stock that are  owned  by a  limited  liability  company  of which  the reporting  person  and  his  spouse  own  all of  the  membership interests)

7        SOLE DISPOSITIVE POWER
               1,137,565  shares of Common Stock  (includes  options to purchase
               31,666  shares of Common  Stock  that are  exercisable  within 60 days)

8        SHARED DISPOSITIVE POWER
               200,000 shares of Common Stock (represents shares of Common Stock that are  owned  by a  limited  liability  company  of which  the reporting  person  and  his  spouse  own  all of  the  membership interests)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,337,565  shares of Common Stock  (includes  options to purchase
               31,666 shares of Common Stock that are exercisable within 60 days and  200,000  shares of Common  Stock that are owned by a limited liability  company of which the  reporting  person and his spouse own all of the membership interests)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
                  N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               21.40%  (Based upon a total of  6,222,252  shares of Common Stock outstanding as of the date of this filing.)

                                       2

12       TYPE OF REPORTING PERSON
                  IN

                                       3

Item 1.
                  (a) Name of Issuer:  Blonder Tongue Laboratories, Inc.

                  (b)  Address of Issuer's Principal Executive Office:  One Jake
                  Brown  Road, Old  Bridge, New Jersey 08857.

Item 2.
                  (a) Name of Person Filing:  Robert J. Palle, Jr.

                  (b) Address of Principal Business Office or, if none, Residence:
                  c/o Blonder Tongue Laboratories, Inc., One Jake Brown Road,
                  Old Bridge, New Jersey 08857.

                  (c) Citizenship:  United States of America

                  (d) Title of the Class of Securities: Common Stock

                  (e) CUSIP number: 093698 10 8

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with
                  §240.13d- 1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                   accordance with §240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                  accordance with §240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership

                  See item nos. 5 through 11 on the second part of the cover sheet.

                                       4

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7.  Identification  and  Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item 10. Certification

                  N/A

                                       5

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                             February 8, 2008
                                                        Date

                                             /s/ Robert J. Palle, Jr.
                                                        Signature

                                              Robert J. Palle, Jr.
                                                        Name/Title